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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response .... 14.9

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Global Imaging Systems, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
37934A 10 0 (CUSIP Number)
Carl D. Thoma Golder, Thoma, Cressey, Rauner, Inc. 6100 Sears Tower Chicago, IL 60606 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 4, 2002 (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37934A 10 0	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Golder, Thoma, Cressey, Rauner Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)
☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
4,185,423

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
4,185,423

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,185,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Row (11)
19.8%

14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 37934A 10 0	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
GTCR IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)
☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
4,185,423

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
4,185,423

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,185,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Row (11)
19.8%

14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 37934A 10 0	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Golder, Thoma, Cressey, Rauner, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)
☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
4,185,423

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
4,185,423

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,185,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Row (11)
19.8%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 37934A 10 0	Page 5 of 10 Pages

        This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on December 31, 1998, amended by Amendment No. 1 on April 15, 2002, by (i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), by virtue of its being the general partner of the Fund; and (iii) Golder, Thoma, Cressey, Rauner, Inc. ("GTCR, Inc."), by virtue of its being the general partner of GTCR IV. Capitalized terms used but not defined in this Amendment No. 2 have the meanings given to such terms in the Schedule 13D.

Item 2    Identity and Background

        Schedule A referred to in Item 2 and incorporated therein by reference is amended and restated in its entirety by Schedule A attached hereto.

Item 4    Purpose of Transaction

        Item 4 is amended and restated in its entirety as follows:

        The Fund holds shares of Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Fund may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer. The Fund is party to an Agreement of Limited Partnership among its general partner and limited partners (the "Partnership Agreement") that permits the Fund to distribute the securities of the Issuer held by the Fund to its general partner and limited partners on a pro rata basis. The Fund may from time to time make such distributions.

        The Issuer, the Fund, and certain of the Issuer's stockholders have entered into a registration agreement, dated as of June 9, 1994, as amended (the "Registration Agreement") pursuant to which the stockholders have the right in certain circumstances to require the Issuer to register their shares of Common Stock for resale under the Securities Act. Except in limited circumstances, the Issuer is obligated to pay all expenses in connection with such registration. A copy of the Registration Agreement has been filed by the Issuer and is incorporated herein by reference.

        Except as described in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, presently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

        Pursuant to the closing of transactions contemplated by that certain Underwriting Agreement (the "Underwriting Agreement") dated February 25, 2002, among the Issuer, Raymond James & Associates, Inc., UBS Warburg LLC, Robert W. Baird & Co. Incorporated, the additional underwriters named therein (the "Underwriters"), and certain stockholders of the Issuer, the Reporting Persons sold 1,882,419 shares of Common Stock on March 1, 2002 and an additional 336,683 shares of Common Stock on March 19, 2002 pursuant to the Underwriters' exercise of an overallotment option granted to them in the Underwriting Agreement (collectively, the "Shares"). The Underwriters purchased the Shares from the Reporting Persons at a purchase price of $14.725 per share that resulted in total proceeds to the Reporting Persons of $32,676,276.

        On September 4, 2002, pursuant to the Partnership Agreement, the Fund distributed 1,000,000 shares of its Common Stock to its limited partners and its general partner, GTCR IV. The

CUSIP No. 37934A 10 0	Page 6 of 10 Pages

shares of Common Stock distributed to GTCR IV were in turn distributed to its general partner, GTCR, Inc., and its limited partners. The shares of Common Stock distributed to GTCR, Inc. were in turn distributed to its stockholders.

Item 5    Interest in Securities of the Issuer

        Item 5 is amended and restated in its entirety as follows:

        (a)  The Fund is the direct beneficial owner of 4,185,423 shares of Common Stock, or approximately 19.8% of the Common Stock as of the date of this statement (assuming there are 21,169,147 shares of Common Stock outstanding).

        By virtue of the relationship between the Fund and GTCR IV described in Item 2, GTCR IV may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund, and, by virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to possess indirect beneficial ownership of the Common Stock owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that either GTCR IV or GTCR Inc. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

        (b)  The Fund has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 4,185,423 shares of Common Stock, or approximately 19.8% of the Common Stock as of the date of this statement.

        By virtue of the relationship between the Fund and GTCR IV described in Item 2, GTCR IV may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. By virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that ether GTCR IV or GTCR Inc. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

        (c)  Except as otherwise set forth in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, has effected any transactions in the Common Stock during the past 60 days.

        (d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by such Reporting Persons.

        (e)  Not applicable.

Item 7    Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of September 6, 2002.

CUSIP No. 37934A 10 0	Page 7 of 10 Pages

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2002	GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.
	By:	GTCR IV, L.P., its General Partner
	By:	GOLDER, THOMA, CRESSEY, RAUNER, INC., its General Partner
	By:	/s/ CARL D. THOMA
		Name:	Carl D. Thoma
		Title:	Principal
GTCR IV, L.P.
	By:	GOLDER, THOMA, CRESSEY, RAUNER, INC., its General Partner
	By:	/s/ CARL D. THOMA
		Name:	Carl D. Thoma
		Title:	Principal
GOLDER, THOMA, CRESSEY, RAUNER, INC.
	By:	/s/ CARL D. THOMA
		Name:	Carl D. Thoma
		Title:	Principal

CUSIP No. 37934A 10 0	Page 8 of 10 Pages

SCHEDULE A

        The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of GTCR Inc. Each such person is a citizen of the United States. The directors and principal stockholders of GTCR Inc. are indicated by an asterisk.

NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Phillip A. Canfield	233 South Wacker Drive, Suite 6100 Chicago, IL 60606	Principal of GTCR Golder, Rauner, LLC
*Bryan C. Cressey	233 South Wacker Drive, Suite 9200 Chicago, IL 60606	Principal of Thoma Cressey Equity Partners
David A. Donnini	233 South Wacker Drive, Suite 6100 Chicago, IL 60606	Principal of GTCR Golder, Rauner, LLC
Joseph P. Nolan	233 South Wacker Drive, Suite 6100 Chicago, IL 60606	Principal of GTCR Golder, Rauner, LLC
*Bruce V. Rauner	233 South Wacker Drive, Suite 6100 Chicago, IL 60606	Principal of GTCR Golder, Rauner, LLC
*Carl D. Thoma	233 South Wacker Drive, Suite 9200 Chicago, IL 60606	Managing Partner of Thoma Cressey Equity Partners
*
The principal business of Thoma Cressey Equity Partners and of GTCR Golder, Rauner, LLC is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

CUSIP No. 37934A 10 0	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement among the Reporting Persons dated as of September 6, 2002.

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  Item 2 Identity and Background
  Item 4 Purpose of Transaction
  Item 5 Interest in Securities of the Issuer
  Item 7 Material to be Filed as Exhibits
SIGNATURE
SCHEDULE A
EXHIBIT INDEX